

INDUSTRY WATER FILTRATION, INC.

2019 Report

Dear investors,

The past year (2019) started out very optimistically and fell short in October. We were very disappointed that our contractor backed out of their agreement to complete the whole machine build project. We were misled for about four months during which our regular monthly expenses depleted the last of our funds. We did receive the engineering drawings , in SolidWorks, and the completed fiberglass portion of the tool. Our Engineering VP, Paul Rygaard, designed and built a wonderful electronic control system that we can easily adapt to any size machine we choose. Our next fund raising project will provide the funds for the mechanical completion of the tool. Our hope is to build several machines to test at a variety of customer sites.

We need your help!

We will be initiating another equity crowdfunding effort later this year. Please pass the word about our product and about how easy it is to invest a small amount in our important water project. We have a new update on our strategy that will not only help us get into the market faster but will also add a lot of water conservation through improvements in aqriculture practices. Our contribution contributes to a few other environmental and health concerns. The full discussion will be sent to you shortly.

Sincerely,

Richard Yanda
President

Raymond Medeiros
Advisor

Mark J Stevenson
Advisor

Paul T. Rygaard
Vice President, Engineering

Our Mission

In five years we hope to be incorporated into 75% of Aquaponics systems. Aquaponics is growing 15.5% a year to $630 million in 2018. Annual revenue is projected to be IWF intends to be in two or three countries besides the US. When we have a dominant share of the water processing sector of Aquaponics we will expand into another industry that is well suited to our unique tool: food processing.

See our full profile

How did we do this year?

Report Card

B-

The Good

- Production Machine drawings completed
- Commitment made with contractor to build entire machine
- Fiberglass portion of machine build completed; electronic control system designed and built

The Bad

- Contractor cancelled the build project when half finished
- Four month delay in machine build consumed all remaining funds
- Two executives retired

2019 At a Glance

January 1 to December 31

$0
Revenue

$0
Net Profit

$0
Short Term Debt

$0
Raised in 2018

$0
Cash on Hand

We ❤ Our 112 Investors

Thank You For Believing In Us

Steve R Hyzny
Herbert Pagan
Yoav Getzler
Leonard Helbig
Tammy Asher
Tracey Raditz
Robert B Holder
Raymond Kopczyk
Robert H. Holder
Robin Snowdon
Dimitry Snezhkov
John Gaczewski
Valerie Borden
Cindy Li
Heidi Buhrman
Kullar Kuningas
Craig Vom Lehn
Harold Albaugh
Michael Demore
Tom Olofsson
Jennifer Martin
Ricardo Horta
Paul Varkey
Christopher Loren Jenks
Gloria Su
Brooke King
Taylor Robb-McCord
Peter Andrews
Eric Steinlicht
Chris Ryan Williams
Michael DeLaMater
Mick Hall
Jason Cheng
William Bahl
Devin Curry
Roger Sipe
Daniel H. C. Jeong
Koushikinath Misra
Marsha Weisss
Morris Gelman
Steve Brady
Yonasan Schwartz
Susan Parker
H. Wyatt Hanna, III
Joe Melchionda
Chris Keenan
Saleh Osman
Bruce Zakee Rasheed
Alex Harvey Kaufman
Donald Joshua
Chirag Patel
Brian Manley
Cynthia Alcantara Limperis
Richard Tran
Cody Thornton
Arthur Wayne Faulkner
Robert Jacques
Michael E Reininger
Megan Last
Patrick Whitted
Richard A. Frye
Jeff Webb
Gentry Lynn Fugate
Dennis Morier
Azaaf S K
Husain Hanif Roussel
John S Gregg
Glenda and Don Whyte
Nadim Qureshi
Kim Walton
Khalid Al Shadfan
Charlie Douglas
Hoyoon Nam
Scott Phelps
Randall Lieberman
Jesus Aguilar
Brandon Massaro
Frank Svejcar
Joe Biglin
Tobias Joachim Hoeltge
Alexander Strange
Evan J SEGAL
Jeff Wilber
Bradford Hanson
Joseph CHRISTY
Kelly Yanda Beard
Billy Myles
Mathias Obenauer III
Sandy Trout
Gerald Rhoades
Pavel Jirousek
William Bogle
Aric Boger
Connor Whitman
Jason Noble
Andrea Johanna Hensler
Francesco Stefani
Raymond Wu
Michael Maher
Edgar Benjamin Cabrera
Samuel Q DUQUE
Alex Bartram
Chester Sappington
Rob Miller
Pamela West
Peter V Scatrna
Kerry Jacques
Kenneth DePaul
John Carruth
James Kotora
Nick Perreault
Devon Khan

Thank You!

From the Industry Water Filtration, Inc. Team



Richard Yanda
President



Raymond Medeiros
Advisor



Mark J Stevenson
Advisor



Paul T. Rygaard
Vice President, Engineering

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Richard F. Yanda, Ph.D.	Manufacturing @ Industry Water Filtration, Inc.	2017

Officers

OFFICER	TITLE	JOINED
	Advisor	
Richard F. Yanda, Ph.D.	President	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Richard F. Yanda, Ph.D.	7,116,590 Common Stock	37.8%

Past Equity Fundraises

None.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	24,000,000	18,850,160	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Ray Medeiros, the executive VP at IWF and VP of Marketing at his primary occupation FreedomLeaf in Las Vegas, is working part-time only and not full-time. Paul Rygaard, VP of Engineering at IWF, is also working part-time only.

The company's IP is protected by a patent. The system is similar enough to existing technology that we will continue to file new patents as we improve the design, to protect against copycats. The advantage afforded by our technology is simple yet significant. The low cost of the tool, the simplicity of the mechanism and the extremely low maintenance are very advantageous.

Another patent issue is the current lack of international protection. We will immediately file the patents internationally upon obtaining more funding.

There is a limitation to our technology in that it cannot always reclaim all of the water. Some small amount must be used to flush out the waste solids. All of our competitors have the same problem and the solution is easy to build into the system. It is an important point to address in the sales process.

Each new application for the technology is a new challenge. Some markets will turn out to be unsuitable or we will be unable to beat the competition. This happened once with pre-filtration of irrigation water; the competition was able to satisfy the customer at a lower price than we required.

We have been unable to interest venture capitalists and angel investors in our company because of the slower growth experienced by a manufacturing firm. If we must go to the investor community in the future, the ability to continue to fund our work is unknown.

Many producers and processors in the agricultural industry are very slow to adopt new technologies. The "old ways" can be difficult to displace. This may slow growth.

Some customers do not account for their cost of water, such as when they have their own wells. That situation makes it more difficult to show financial advantage in purchase or lease of our tool.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Entrenched legacy competition will require careful strategies to displace. Many competitors exist, all using some version of established "old-school" technology. The IWF innovation will have to be proven to customers through successful demonstrations in their own manufacturing lines.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Industry Water Filtration, Inc.

- Wyoming Corporation
- Organized January 2017
- 1 employees

2780 South Jones Blvd.
#200-3129
Las Vegas NV 89146

http://www.iwfsaveswater.com

Business Description

Refer to the Industry Water Filtration, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Industry Water Filtration, Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT



You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/industrywaterfiltration/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our* ***Terms*** *&* ***Privacy Policy****. If investing, you accept our* ***Investor Agreement****. You may also view our* ***Privacy Notice****.*